UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 20, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Announces Financial Results
for the Year Ended December 31, 2007

Valley Cottage, New York, March 20, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL), a biopharmaceutical company engaged in the acquisition and development of therapeutics for the treatment of unmet medical needs, particularly diabetic neuropathic pain and hepatitis C, today announced its financial results for the year ended December 31, 2007.

At December 31, 2007, the Company had cash, cash equivalents and short-term bank deposits of $13.0 million, compared to $25.2 million at December 31, 2006. The decrease of $12.2 million during the year ended December 31, 2007 was attributable primarily to the Company’s $7.5 million initial upfront license payment made in connection with the in-licensing of Bicifadine, a serotonin and norepinephrine reuptake inhibitor for the treatment of diabetic neuropathic pain, in January 2007, operating expenditures associated with the Phase 2b clinical trial of Bicifadine, the development of the DOS hepatitis C pre-clinical program, and operating expenditures associated with the Company’s legacy hepatitis C clinical programs that were terminated in 2007, offset by $8.8 million in net proceeds from the private placement that was completed in November 2007.

The loss for the year ended December 31, 2007 was $24.9 million, or $0.11 per ordinary share, compared to a loss of $15.1 million, or $0.08 per ordinary share, for the year ended December 31, 2006, representing an increase in net loss of $9.8 million. The increased loss was primarily attributable to the $7.5 million upfront license fee in connection with the in-licensing of Bicifadine and additional costs associated with the Bicifadine clinical program, offset by lower costs associated with the Company’s legacy hepatitis C clinical programs. The increase in loss was also due to a $1.6 million charge that was recorded in 2007 relating to the fair-value of stock appreciation rights granted as a transaction advisory fee to certain third party intermediaries in connection with the Bicifadine transaction. Also, for the years ended December 31, 2007 and 2006, the Company’s loss of $24.9 million and $15.1 million, respectively, included $1.9 million and $2.2 million, respectively, of non-cash stock option compensation expense.

Ron Bentsur, Chief Executive Officer of XTL, commented, “2007 was a pivotal year for XTL. The year began with the in-licensing of Bicifadine, a member of the SNRI class. In September, we initiated a multi-center, double-blind, placebo-controlled Phase 2b clinical trial with Bicifadine in diabetic neuropathic pain, an indication where the SNRI class has demonstrated consistent efficacy. We expect to complete and announce results from this study in the fourth quarter of 2008.” Mr. Bentsur added, “In November 2007, we strengthened our cash position with the completion of a $9.8 million fund-raising to institutional investors. We believe that this fund-raising, coupled with the pending $4.0 million upfront payment from the recently announced out-licensing transaction of our hepatitis C pre-clinical program, provides us with sufficient capital well into the first quarter of 2009.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our pre-clinical compounds for hepatitis C from our XTL-DOS program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to complete in a timely and cost effective manner clinical trials on Bicifadine, which could directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; the success of our drug development and marketing arrangements with third parties; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL Biopharmaceuticals Ltd.
Selected Consolidated Financial Data
(Thousands of US Dollars, Except Share and Per Share Data)

Statements of Operations Information:
	Year ended December 31,
	2007	2006
	(unaudited)
Revenues:
Reimbursed out-of-pocket expenses	--	--
License	907	454
	907	454
Cost of revenues:
Reimbursed out-of-pocket expenses	--	--
License (with respect to royalties)	110	54
	110	54
Gross margin	797	400
Research and development costs (includes $7,500 initial upfront license fee in 2007 and also includes non-cash stock option compensation of $141 and $173, in 2007 and 2006, respectively)	18,998	10,229

Less - participations	56	--
	18,942	10,229
General and administrative expenses (includes non-cash stock option compensation of $1,784 and $1,992, in 2007 and 2006, respectively)	5,582	5,576

Business development costs (includes stock appreciation rights compensation of $1,560 in 2007 and also includes non-cash stock option compensation of $22 and $15, in 2007 and 2006, respectively)	2,008	641
Operating loss	25,735	16,046
Financial and other income, net	590	1,141
Loss before income taxes	25,145	14,905
Income taxes	(206)	227
Loss for the period	24,939	15,132
Basic and diluted loss per ordinary share	$0.11	$0.08
Weighted average number of shares used in computing basic and diluted loss per ordinary share	228,492,818	201,737,295

Balance Sheet Information:

	December 31,
	2007	2006*
	(unaudited)

Cash, cash equivalents, and bank deposits	12,977	25,245
Total assets	14,127	26,900
Accumulated deficit	(139,862)	(114,923)
Total shareholders’ equity	8,564	22,760

* Condensed from audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 20, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer